UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

July 2026
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Srinivas Phatak
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    474.256359 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.

●    35.192874 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP – British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.39243	474.256359
		€52.8687	35.192874
e)	Aggregated information - Volume - Total	474.256359 / 35.192874 £21,527.65 / €1,860.60
f)	Date of the transaction	2026/07/01
g)	Place of the transaction	London Stock Exchange – XLON and Amsterdam Stock Exchange – XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Eduardo Campanella
2	Reason for the notification
a)	Position/status	Business Group President, Home Care (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    151.151401 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.

●    139.509506 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP – British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.39243	151.151401
		€52.8687	139.509506
e)	Aggregated information - Volume - Total	151.151401 / 139.509506 £6,861.13 / €7,375.69
f)	Date of the transaction	2026/07/01
g)	Place of the transaction	London Stock Exchange – XLON and Amsterdam Stock Exchange – XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Reginaldo Ecclissato
2	Reason for the notification
a)	Position/status	President 1 Unilever Markets (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    698.92549 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.

●   177.807962 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP – British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.39243	698.92549
		€52.8687	177.807962
e)	Aggregated information - Volume - Total	698.92549 / 177.807962 £31,725.93 / €9,400.48
f)	Date of the transaction	2026/07/01
g)	Place of the transaction	London Stock Exchange – XLON and Amsterdam Stock Exchange – XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Priya Nair
2	Reason for the notification
a)	Position/status	CEO & Managing Director of Hindustan Unilever Limited (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	443.124998 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.39243	443.124998
e)	Aggregated information - Volume - Total	443.124998 £20,114.52
f)	Date of the transaction	2026/07/01
g)	Place of the transaction	London Stock Exchange – XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mairéad Nayager
2	Reason for the notification
a)	Position/status	Chief People Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	272.614374 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.39243	272.614374
e)	Aggregated information - Volume - Total	272.614374 £12,374.63
f)	Date of the transaction	2026/07/01
g)	Place of the transaction	London Stock Exchange – XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heiko Schipper
2	Reason for the notification
a)	Position/status	Business Group President, Foods (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	99.078808 PLC EUR shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
c)	Currency	EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		€52.8687	99.078808
e)	Aggregated information - Volume - Total	99.078808 €5,238.17
f)	Date of the transaction	2026/07/01
g)	Place of the transaction	Amsterdam Stock Exchange – XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Slater
2	Reason for the notification
a)	Position/status	Chief Research & Development Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    649.233703 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.

●    137.786138 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP – British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.39243	649.233703
		€52.8687	137.786138
e)	Aggregated information - Volume - Total	649.233703 / 137.786138 £29,470.30 / €7,284.57
f)	Date of the transaction	2026/07/01
g)	Place of the transaction	London Stock Exchange – XLON and Amsterdam Stock Exchange – XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Willem Uijen
2	Reason for the notification
a)	Position/status	Chief Supply Chain and Operations Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    137.111656 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.

●    0.000105 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP – British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.39243	137.111656
		€52.8687	0.000105
e)	Aggregated information - Volume - Total	137.111656 / 0.000105 £6,223.83 / €0.01
f)	Date of the transaction	2026/07/01
g)	Place of the transaction	London Stock Exchange – XLON and Amsterdam Stock Exchange – XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Prakash Kakkad
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Group Company Secretary (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	25.015121 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£45.39243	25.015121
e)	Aggregated information - Volume - Total	25.015121 £1,135.50
f)	Date of the transaction	2026/07/01
g)	Place of the transaction	London Stock Exchange – XLON

Prakash Kakkad
Chief Legal Officer and Group Company Secretary

3 July 2026

Signatures
 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/P/ KAKKAD

By P KAKKAD
CHIEF LEGAL OFFICER AND GROUP COMPANY SECRETARY

Date 03 July 2026